June 5, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Brian McAllister
Rufus Decker
Jonathan Burr
Pam Howell

Re:	Coronado Global Resources Inc.
Registration Statement on Form 10-12G
Filed April 29, 2019
File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 24, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10-12G filed with Commission on April 29, 2019.

The Commission has asked that the Company respond to the Commission’s comments in the Comment Letter within 10 business days.  The Company is currently reviewing the Comment Letter.  The Company is requesting that it be allowed to respond on or before June 14, 2019.  This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (681) 207-7268.

Very truly yours,

CORONADO GLOBAL RESOURCES INC.

By:	/s/ Richard Rose
	Name:	Richard Rose
	Title:	Vice President, Chief Legal Officer & Secretary

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251